UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: 001-35986
CUSIP NUMBER: 29664W105

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	June 30, 2025
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Esperion Therapeutics, Inc.
Full Name of Registrant
Not Applicable
Former Name if Applicable
3891 Ranchero Drive, Suite 150
Address of Principal Executive Office (Street and Number)
Ann Arbor, MI 48108
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

Esperion Therapeutics, Inc. (the “Company”) has determined that it is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 (the “Form 10-Q”) with the Securities and Exchange Commission (the “SEC”) within the prescribed time period, as the Company has not yet completed its quarter-end financial close process for the quarter ended June 30, 2025. In connection with the preparation of its Form 10-Q, management identified certain errors in the earnings release for the quarter ended June 30, 2025, furnished with its Current Report on Form 8-K filed on August 5, 2025, and subsequently corrected such errors by furnishing an amended version of the earnings release with its Current Report on Form 8-K/A filed on August 11, 2025. The preliminary financial data in the amended earnings release is based on unaudited information and management estimates for the quarter ended June 30, 2025 as of the date of its issuance, and remains subject to completion of the Company’s financial closing procedures. As a result, the Company requires additional time to complete its financial closing procedures and finalize its condensed financial statements for inclusion in the Form 10-Q. The Company currently expects to file the Form 10-Q with the SEC as soon as practicable, and no later than the fifth calendar day following the prescribed due date, in accordance with Rule 12b-25.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements about the Company’s expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but are not always, made through the use of words or phrases such as “may,” “will,” “could,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue,” “preliminary,” and similar expressions, or the negative of these terms. These forward-looking statements include, but are not limited to, statements about the Company’s expectations regarding its preliminary financial results, the timing of completion of its quarter-end financial close process for the quarter ended June 30, 2025, and its ability to file the Form 10-Q within the five calendar-day period permitted pursuant to Rule 12b-25. Forward-looking statements are based on management’s current expectations based on information currently available to the Company, and are subject to known and unknown risks, uncertainties and assumptions, and actual results or outcomes may differ materially from those expressed or implied in the forward-looking statements due to various important factors, including, but not limited to the risk that the Company’s financial closing procedures may not be completed within the anticipated timeframe to timely file the Form 10-Q in accordance with Rule 12b-25, as well as other risks and uncertainties discussed under the caption “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, and in any of its subsequent filings with the SEC. All forward-looking statements speak only as of the date of this Notification of Late Filing on Form 12b-25, and the Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein, other than to the extent required by law.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sheldon L. Koenig	734	887-3903
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒
No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐
No ☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Esperion Therapeutics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 11, 2025	By:	/s/ Sheldon L. Koenig
Name: Sheldon L. Koenig
Title: President and Chief Executive Officer